

Investor Presentation
2nd Quarter 2008



Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.





Our Mission

- Provide
  - ❑ Immediate and Critical Health Care Information
    - ➢ Simply
    - ➢ Accurately
    - ➢ Cost Effectively
- Enable
  - ❑ Earlier Detection
  - ❑ Earlier Treatment
  - ❑ Improved Outcomes







2
Buffer
T C
DPP™
ID
Blood/Serum/Plasma
1
Sample + Buffer
Oral Fluid
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

DPP Reader
READY
CHEMBIO

Point of Care Testing: An Expanding Market

- $30B Global *In-Vitro* Diagnostics Testing Market

- $5B 2008 Point of Care Market – 12.5% CAGR
  - ❑ 40% US; 40% EU

- Hospital, Physicians Offices, Alternative Sites

- Infectious Disease Testing
  - ❑ <10% of US Market ; >15% CAGR

4



Chembio: Infectious Disease Segment of POCT

- Globalization is spreading diseases at a faster pace, increasing need for testing
  - New diseases, resurgence of old diseases, differentiation and confirmation of related diseases
  - High growth HIV Rapid Test Market





- Increases value for quick, accurate and useful information so that timely and crucial care and treatment decisions can be made



ID
12345
C
B
HIV 1/2
Confirmatory
Test
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

DPP™ Reader
CHEMBIO

Proven Track Record in Executing Key Collaborations

- Successful partnerships in global health arena
  - ❑ PEPFAR, WHO, PAHO, Brazilian Ministry of Health, Clinton Foundation, Bio-Rad Mexico
- Marketing agreements with Inverness Medical for FDA PMA-Approved Rapid HIV Tests
  - ❑ Leading POCT marketing and distribution
  - ❑ Exclusive in US for both products



Chembio's FDA PMA Approved Flow Rapid HIV Tests As Marketed By Inverness Medical







HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
Women's Health | Infectious Disease | Cardiovascular | Drugs of Abuse | GI Disorders
Clearview® HIV 1/2 STAT-PAK®
Clearview HIV 1/2 STAT-PAK
A rapid, qualitative screening test for the detection of antibodies to HIV 1 and HIV 2 in human whole blood, serum, and plasma.
HIV 1/2 STAT-PAK
Point of Care Diagnostics
professional diagnostics

HIV 1/2
Infectious Disease
Clearview
Clearly different.
Clearly better.
NEW! CLIA WAIVED
procedure for Whole Blood!
Women's Health | Respiratory | Cardiovascular | Enterics & GI | General Health
COMPLETE HIV 1/2
New, more convenient disposable test well
medical

CHEMBIO DIAGNOSTICS, INC.

Chembio's Rapid HIV Tests
Achieved 10% US Market Share in First Year

Competitive Advantages: Longer Shelf Life • Cost Competitive • Strong Sales & Distribution Network

		Chembio	Orasure*	Trinity Biotech
No. of Test Formats	✓	2	1	1
Sensitivity		99.7%	99.6%	100.0%
Specificity		99.9%	99.9%	99.7%
Analyte(s)	✓	HIV 1&2	HIV 1&2	HIV1
Samples		Whole Blood	Whole Blood & Oral Fluid	Whole Blood
U.S. Pricing	✓	$7-$13	$11-$14	$7.50-$13
Estimated US Market Share		10%	75%	10%
US Marketing Partner	✓	Inverness	Abbott & Direct	Direct
True IgG Control	✓	Yes	Yes	No
Shelf Life	✓	24 mos.	6 mos.	12 mos.

* Orasure data are for whole blood; oral fluid sensitivity and specificity are lower



Chembio's Next Generation POCT Meets New Market Needs

- Enables more challenging sample types to be tested (e.g. oral fluid)
- Increases sensitivity achieved with less sample material
- Enhances signal clarity improves recording and reporting of results
- Improves multiplexing: can test for multiple conditions, thereby allowing screening and confirmatory testing at the point of care







DPP™

2
Buffer
DPP™
T C
ID
Blood/Serum/Plasma
Sample + Buffer
Oral Fluid
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

DPP Reader
READY
CHEMBIO

DPP™ Features & Benefits
Resulting In Multiple Market Opportunities

- **Independent flow paths for sample and conjugate allows for improved sample management**

- **Improved sensitivity achieved with less sample volume**

- **Separate conjugate clearance increases signal to noise ratio, significantly improving utility of reader technologies**

- **Multiplexing facilitated because delivery of sample to multiple test lines is uniform & simultaneous**



Sample Applied to Separate Strip Migrates Independently to Test Zone (T)





10

Confirmatory and Multiplexed POC Tests on DPP Aid in Prevention & Treatment

ID
12345
C
B
HIV 1/2
Test
1 - p24
2 - gp41
3 - gp120
4 - gp160
5 - gp36 (HIV2)
C - Control Line
S+B
Patent Pending

DPP™ Syphilis Dual
Trep/Non-Trep

Buffer
Sample
T C

DPP Reader
CHEMBIO

1) Add 10µl sample + Buffer to Well 1
2) Wait 5 minutes, then add Buffer to Well 2
3) Read results within 20 minutes

17
56 90 130
FL reader value

HIV Confirmatory Test

Syphilis Screen & Confirm Test



CHEMBIO DIAGNOSTICS, INC.

EXPANDING REVENUE OPPORTUNITIES FOR DPP

Product	Est. US Market Size	Status
Chembio Branded		
HIV Test for Use with Oral Fluid & Blood Samples	$100MM	**Export Sales Beginning QI 2009; US Marketing in 2010 based upon PMA submission during 2009**
Syphilis Test to Screen & Confirm at the Point of Care	$100MM	**CRADA with the US CDC. Completing Development in 2008.**
Respiratory Multiplex Test	$130MM	**Early Stage of Development**
Enteric Multiplex Test	$25MM	**Early Stage of Development**
OEM		
Screening & Confirmatory Tests	$84MM	**Three Products for Brazilian Ministry of Health Affiliate; Sales Begin 2nd half 2008 subject to approval**
Multiplex Infectious Disease Product	$33MM	**Contract R&D for Bio-Rad Laboratories**
Multiplex Bacterial Detection Product	$10MM	**Contract R&D for Pall Corporation**
Several Additional OEM Opportunities in Discussion in Infectious Diseases, Women's Health and Veterinary Diagnostics		





Chembio's Growth Strategy



- Optimize lateral flow product opportunities through Inverness and other marketing partnerships

- Select world class OEM contract development partners that can leverage our technology with their sales channels

- Develop branded point of care testing products based on proprietary DPP technology



Selected Financial Information

- **Increasing sales at higher ASP's**
- **Increased investment in R&D**
- **Preferred stock dividend eliminated**

(in $000's)	QI 2008	QI 2007	2007	2006	2005
Total Revenues	$ 2,365	$ 2,038	$ 9,231	$ 6,503	$ 3,941
Cost of Sales	1,303	1,378	5,369	4,486	2,609
Gross Profit	1,062	660	3,862	2,017	1,332
Gross Profit %	44.9%	32.4%	41.8%	31.0%	33.8%
Overhead Costs:					
R&D & Regulatory	626	319	1,907	1,401	1,365
SG&A	1,248	1,252	4,831	5,196	3,265
Total Overhead Costs	1,874	1,571	6,738	6,597	4,630
Operating Income (Loss)	(812)	(911)	(2,876)	(4,580)	(3,298)
Net Income (Loss)	(798)	(729)	(2,627)	(4,995)	(3,252)
Pref. Divid. & Beneficial Conv. Features	-	354	5,645	3,210	3,517
Net Loss Attrib. To Common Stockholders	$ (798)	$ (1,083)	$ (8,272)	$ (8,205)	$ (6,769)



Balance Sheet and Capitalization

Capital Structure Simplified December 2007

Selected Balance Sheet Data $(000s)	QI 2008	12/31/2007	12/31/2006
Cash	1,765	2,827	4,290
Total Assets	6,615	6,585	7,907
Total Liabilities	2,992	2,322	2,297
Convertible Preferred Stock	0	0	12,610
Shareholders Equity (excl. Preferred Stock)	3,624	4,263	(7,000)
No. of Common Shares Issued & Outstanding	60,537,534	60,537,534	11,295,961



BUSINESS SUMMARY

- Involved in Dynamic and Growing Markets

- Received Significant Regulatory Certifications and Approvals

- Executed Agreements for Lateral Flow Rapid Tests
  - ❑Inverness Medical
  - ❑International Distribution, Technology Transfer and Licensing for HIV Tests

- Developed revolutionary DPP technology for new products and partnerships






HIV 1/2 STAT-PAK™

Catalysts


DPP™
2
Buffer
T C
ID
Blood/Serum/Plasma
1
Sample
+
Buffer
Oral
Fluid
CHEMBIO

- Revenue Growth from Increased Participation in US & Global Rapid HIV Test Markets
- Initial DPP Product Revenues in 2nd Half 2008
- Conclude Agreements for Development, License and Manufacture of OEM DPP Products
- Commercialization of New DPP Products for Syphilis and HIV
- Continued Improvement in Financial Results Leading to Profitability



SENIOR MANAGEMENT & DIRECTORS

Lawrence Siebert Chairman & CEO (51)	25 years experience in private equity, venture capital, mergers and acquisitions & finance. Chembio investor since 1992 and CEO since 2002. JD.
Javan Esfandiari Senior VP R&D (41)	20 years experience in in-vitro and rapid diagnostic product development and manufacturing; Founder of Sinovus Biotech out of Swedish National Veterinary Institute; Inventor of DPP. Joined in 2000. Masters in Molecular Biology.
Robert Aromando Executive VP Commercial (52)	30 years of business development and marketing experience with broad range of diagnostics and pharmaceutical companies including Roche, Bracco Diagnostics, American Home Products and Covance. Joined in 2007. BA.
Richard Larkin Chief Financial Officer (51)	25 Years experience in independent accounting and in financial and information systems including 14 as CFO of Long Island manufacturer and CFO/Consultant for ERP software company. Joined in 2003. CPA.
Alan Carus Director	Senior executive with 40 years experience in senior management, financial management and public and private accounting. CPA.
Katherine Davis Director	Public and private sector financial and operational experience and former Lieutenant Governor of Indiana.
Dr. Gary Meller Director	Broad experience in medical and information technology and pharmaceutical product development.
James Merselis Director	30 Years of IVD industry experience, most recently CEO of Hemosense (AMEX), sold to Inverness Medical 2007.



Investor Presentation
2nd Quarter 2008

THANK YOU

